Excelsior Directional Hedge Fund of Funds, LLC
                             N-SAR Item 77K

      On December 11, 2006, Deloitte & Touche LLP ("D&T") informed Excelsior Directional Hedge Fund of Funds, LLC (the "Registrant") that D&T is not independent of The Bank of America Corporation ("Bank of America"), and that, effective upon the closing date of the sale of U.S. Trust Corporation, a wholly-owned subsidiary of The Charles Schwab Corporation, to Bank of America, D&T will no longer be able to serve as the Registrant's Independent Registered Public Accounting Firm and provide any attest services to the Registrant.

      On January 29, 2007, the Board of Managers of the Registrant received a letter of resignation from D&T indicating that D&T will no longer serve as the Registrant's Independent Registered Public Accounting Firm.

      The audit reports of D&T on the Registrant's financial statements as of and for the fiscal years ended March 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

      During the fiscal years ended March 31, 2006 and 2005 through the date hereof, there were no disagreements between the Registrant and D&T concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to the subject matter of the disagreements in connection with its reports; and there were no reportable events as defined in Item 301(a)(1)(iv) of Regulation S-K.

      The Registrant provided D&T with a copy of the foregoing disclosures and has filed as an Exhibit hereto the response of D&T to such disclosures.

      On January 29, 2007, the Registrant engaged PricewaterhouseCoopers ("PWC") as the Registrant's Independent Registered Public Accounting Firm for the fiscal year ending March 31, 2007, replacing the Registrant's prior Independent Registered Public Accounting Firm. This action was taken pursuant to resolutions of the Board of Managers of the Registrant, including the Managers who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, acting on the recommendation of its Audit Committee.

      The Registrant did not consult with PWC during its fiscal years ended March 31, 2006 and 2005 on the application of accounting principles to a specified transaction, the type of opinion that might be rendered on the Registrant's financial statements, any accounting, auditing or financial reporting issue, or any item that was either the subject of a disagreement or a reportable event as defined in Item 304 of Regulation S-K.